UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

VISKASE COMPANIES, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

92831R-10-2

(CUSIP Number)

MICHAEL B. KLEIN
CHIEF EXECUTIVE OFFICER
PACIFICOR, INC.
1575 N. ONTARE ROAD
SANTA BARBARA, CA 93105
(805) 570-8932

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

OCTOBER 19, 2001

(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(f) or 240.13d-1(g), check the following box:   [   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 92831R-10-2	SCHEDULE 13D	Page 2 of 5

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) PACIFICOR, INC. ID No.: 88-0398860

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
NOT APPLICABLE

3	SEC Use Only

4	SOURCE OF FUNDS* WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,000

	8	SHARED VOTING POWER -0-

	9	SOLE DISPOSITIVE POWER 5,000,000

	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.6%(1)

14	TYPE OF REPORTING PERSON CO

(1) BASED ON 15,318,612 SHARES OF VISKASE COMPANY, INC. COMMON STOCK OUTSTANDING AS OF AUGUST 13, 2001, AS REPORTED IN VISKASE COMPANIES, INC.'S FORM 10-Q FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 15, 2001

ITEM 1. SECURITY AND ISSUER.

          This statement relates to the beneficial ownership of 5,000,000 shares of common stock, par value $.01 per share (“Viskase Common Stock”), of Viskase Companies, Inc., a Delaware corporation (“Viskase”). The principal executive offices of Viskase are located at 6855 W. 65th Street, Chicago, Illinois 60638.

ITEM 2. IDENTITY AND BACKGROUND.

          This statement is being filed on behalf of Pacificor, Inc., a Delaware corporation (“Pacificor”). Michael B. Klein owns 100% of the outstanding stock of Pacificor and is its sole director and chief executive officer.

(a) Name: Pacificor, Inc.

(b) Business address: 1575 N. Ontare Road, Santa Barbara, California 93105.

(c) The principal business of Pacificor is to invest in and manage other businesses. The principal business address of Pacificor and Mr. Klein is 1575 N. Ontare Road, Santa Barbara, California 93105.

(d) During the past five years, Mr. Klein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Mr. Klein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of the proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Klein is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pacificor has purchased 5,000,000 shares of Viskase Common Stock for an aggregate of $112,500. All such purchases came from available cash held by Pacificor for working capital purposes.

ITEM 4. PURPOSE OF TRANSACTION.

          Pacificor has purchased the shares as an investment and has no current plans or proposals with respect to Viskase other than to seek representation on Viskase’s Board of Directors. Pacificor may purchase additional shares of Viskase Common Stock in the open market or in privately negotiated transactions.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Pacificor beneficially owns 5,000,000 shares of Viskase Common Stock, representing approximately 32.6% of the outstanding shares of Viskase Common Stock, based on 15,318,612 shares of Viskase Common Stock outstanding as of August 13, 2001 as reported in Viskase’s Form 10-Q filed with the Securities and Exchange Commission on August 15, 2001.

(b) The shares of Viskase Common Stock are held by Pacificor. Mr. Klein is the principal stockholder, sole director and Chief Executive Officer of Pacificor and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of Viskase Common Stock beneficially owned by Pacificor. Mr. Klein disclaims beneficial ownership of the shares of Viskase Common Stock held by Pacificor.

(c) On October 19, 2001 Pacificor purchased 5,000,000 shares of Viskase Common Stock for $0.0225 per share for an aggregate of $112,500 in cash in a private transaction with a broker who had previously acquired the shares on September 24, 2001 from Zapata Corporation.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

          Not applicable.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2001	PACIFICOR, INC.

By:	/s/ Michael B. Klein
Name: Michael B. Klein Its: Chief Executive Officer